SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February 2006

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation

Non-consolidated Balance Sheets (Unaudited)

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2005		2004	2005	2004
Assets
Property, Plant and Equipment

Utility plant	(Won)	43,163,840	40,125,462	$42,609,911	39,610,525
Less: accumulated depreciation		(10,854,375)	(9,107,944)	(10,715,079)	(8,991,060)
Less: construction grants		(3,640,966)	(3,182,366)	(3,594,241)	(3,141,526)

		28,668,499	27,835,152	28,300,591	27,477,939
Construction in-progress		2,118,540	2,110,396	2,091,352	2,083,313

		30,787,039	29,945,548	30,391,944	29,561,252

Investments and others:
Investment securities		26,797,485	25,462,887	26,453,588	25,136,117
Long-term loans		180,084	163,525	177,773	161,426
Long-term other accounts receivable, less discount on present value		66	88	65	87
Currency and interest rate swaps		549,668	312,611	542,614	308,599
Intangibles, net		235,040	233,016	232,024	230,026
Other non-current assets		151,789	148,070	149,841	146,170

		27,914,131	26,320,197	27,555,904	25,982,425

Current assets:
Cash and cash equivalents		208,513	445,863	205,837	440,141
Trade receivables, less allowance for doubtful accounts		2,041,366	1,576,542	2,015,169	1,556,310
Other account receivables, less allowance for doubtful accounts		263,041	465,821	259,665	459,843
Short-term financial instruments		38,000	46,000	37,512	45,410
Inventories		92,741	70,484	91,551	69,579
Other current assets		282,011	46,869	278,392	46,268

		2,925,671	2,651,579	2,888,125	2,617,551

Total assets	(Won)	61,626,841	58,917,324	$60,835,973	58,161,228

Korea Electric Power Corporation

Non-consolidated Balance Sheets (Unaudited), Continued

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2005		2004	2005	2004
Liabilities and Shareholders’ Equity

Shareholders’ equity:
Common stock of (Won) 5,000 par value
Authorized - 1,200,000,000 shares Issued and outstanding - 641,567,712 shares in 2005 and 640,748,573 in 2004	(Won)	3,207,839	3,203,743	$3,166,672	3,162,629
Capital surplus		14,422,727	14,372,895	14,237,638	14,188,445
Retained earnings
Appropriated		22,209,291	19,554,340	21,924,275	19,303,396
Unappropriated		2,444,452	3,379,107	2,413,082	3,335,742
Capital adjustments		(78,646)	(233,151)	(77,637)	(230,159)

Total shareholders’ equity		42,205,662	40,276,934	41,664,030	39,760,053

Long-term liabilities:
Long-term borrowings		10,430,342	10,118,184	10,296,488	9,988,336
Reserve for retirement and severance benefits, net		450,422	439,701	444,642	434,058
Reserve for self insurance		98,618	93,352	97,352	92,154
Currency and interest rate swaps		56,388	158,060	55,664	156,032
Deferred income tax liabilities		2,300,950	1,822,513	2,271,422	1,799,124
Other long-term liabilities		401,270	381,942	396,120	377,040

		13,737,990	13,013,752	13,561,688	12,846,744

Current liabilities:
Trade payables		2,103,862	1,377,976	2,076,863	1,360,292
Other accounts payable		358,007	506,049	353,413	499,555
Short-term borrowings		71,000	200,172	70,089	197,603
Current portion of long-term debt		2,328,206	2,198,443	2,298,328	2,170,230
Income tax payable		97,189	677,599	95,942	668,903
Accrued interest expenses		91,100	95,858	89,931	94,628
Dividends payable		2,781	2,501	2,745	2,469
Other current liabilities		631,044	568,040	622,946	560,750

		5,683,188	5,626,638	5,610,255	5,554,430

Total liabilities		19,421,179	18,640,390	19,171,944	18,401,175

Commitments and contingencies

Total shareholders’ equity and liabilities	(Won)	61,626,841	58,917,324	$60,835,973	58,161,228

Korea Electric Power Corporation

Non-consolidated Statements of Income (Unaudited)

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2005		2004	2005	2004
Operating revenues:
Sale of electricity	(Won)	24,995,344	23,490,001	$24,674,575	23,188,550
Other operating revenues		116,987	109,912	115,486	108,501

		25,112,331	23,599,913	24,790,060	23,297,051

Operating expenses
Power generation, transmission and distribution		3,964,824	3,687,105	3,913,943	3,639,788
Purchased power		18,543,717	16,766,232	18,305,742	16,551,068
Other operating costs		122,680	112,369	121,106	110,927
Selling and administrative expenses		1,155,194	1,061,048	1,140,369	1,047,431

		23,786,414	21,626,754	23,481,159	21,349,214

Operating income		1,325,917	1,973,159	1,308,901	1,947,837

Other income (expense):
Interest income		16,001	36,079	15,796	35,616
Interest expense		(472,979)	(562,971)	(466,909)	(555,746)
Gain (loss) on foreign currency transactions and translation, net		235,946	616,592	232,918	608,679
Donations		(108,636)	(81,682)	(107,242)	(80,634)
Rental income		128,469	130,237	126,820	128,566
Equity income of affiliates		1,912,194	1,793,808	1,887,654	1,770,788
Gain on disposal of investments, net		—	7,472	—	7,376
Gain (loss) on disposal of utility plant, net		22,359	5,887	22,072	5,811
Valuation gain (loss) on currency and interest rate swaps, net		127,363	20,806	125,729	20,539
Other, net		(5,593)	49,376	(5,521)	48,742

		1,855,124	2,015,604	1,831,317	1,989,737

Income before income taxes		3,181,041	3,988,763	3,140,218	3,937,575

Income taxes		(732,430)	(1,107,993)	(723,031)	(1,093,774)

Net income	(Won)	2,448,611	2,880,770	$2,417,188	2,843,801

Korea Electric Power Corporation

Non-Consolidated Statements of Appropriations of Retained Earnings (Unaudited)

For the years ended December 31, 2005 and 2004

Date of Appropriation for 2005: March 17, 2006

Date of Appropriation for 2004: March 18, 2005

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars (note 2)
	2005		2004	2005	2004
Unappropriated retained earnings:
Balance at beginning of year	(Won)	—	—	$—	—
Change in retained earnings of affiliated company due to cumulative effect of accounting change		(4,159)	498,337	(4,106)	491,942
Net income		2,448,611	2,880,770	2,417,188	2,843,801

Balance at end of year before appropriation		2,444,452	3,379,107	2,413,082	3,335,742

Appropriation of retained earnings:
Legal reserve		2,048	—	2,022	—
Reserve for investment on social overhead capital		65,000	60,000	64,166	59,230
Reserve for research and human development		60,000	30,000	59,230	29,615
Reserve for business expansion		1,585,869	2,564,951	1,565,517	2,532,035
Dividends – 23% on par value at 1,150 Won per share in 2005 and 23% on par value at 1,150 Won per share in 2004		731,535	724,156	722,147	714,863

		2,444,452	3,379,107	2,413,082	3,335,742

Unappropriated retained earnings to be carried over to subsequent year	(Won)	—	—	$—	—

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows (Unaudited)

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2005		2004	2005	2004
Cash flows from operating activities:
Net income	(Won)	2,448,611	2,880,770	$2,417,188	2,843,801
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization		1,860,860	1,696,501	1,836,979	1,674,730
Utility plant removal cost		193,232	191,777	190,752	189,316
Provision for severance and retirement benefits		122,383	133,450	120,812	131,737
Bad debt expense		23,732	19,530	23,427	19,279
Interest income		(4,262)	(21,451)	(4,207)	(21,176)
Interest expense		14,091	16,275	13,910	16,066
Gain on foreign currency translation, net		(167,898)	(542,002)	(165,743)	(535,046)
Equity income of affiliates		(1,912,194)	(1,793,808)	(1,887,654)	(1,770,788)
Gain on disposal of investments, net		—	(7,472)	—	(7,376)
Loss (gain) on disposal of utility plant, net		(22,359)	(5,887)	(22,072)	(5,811)
Deferred income tax expense		264,321	164,877	260,929	162,761
Valuation loss (gain) on currency and interest rate swaps		(127,363)	(20,806)	(125,729)	(20,539)
Changes in assets and liabilities:
Decrease in trade receivables		(488,556)	(92,097)	(482,286)	(90,915)
Decrease (increase) in other accounts receivable		220,955	213,716	218,119	210,973
Decrease in inventories		58,471	83,449	57,721	82,378
Increase in other current assets		(106,294)	(20,403)	(104,930)	(20,141)
Increase (decrease) in trade payables		725,886	121,450	716,571	119,891
Decrease in other accounts payable		(148,065)	(65,717)	(146,165)	(64,874)
Increase (decrease) in income tax payable		(604,518)	513,430	(596,760)	506,841
Increase (decrease) in accrued interest expenses		(4,758)	(27,713)	(4,697)	(27,357)
Increase in other current liabilities		85,213	178,108	84,119	175,822
Decrease in other long-term liabilities		(31,338)	(105,040)	(30,936)	(103,692)
Payment of severance and retirement benefits		(12,762)	(10,159)	(12,598)	(10,029)
Payment of self-insurance		(1,535)	(848)	(1,515)	(837)
Other, net		(18,624)	(20,813)	(18,385)	(20,546)

Net cash provided by operating activities	(Won)	2,367,229	3,479,117	$2,336,850	3,434,469

Korea Electric Power Corporation

Non-consolidated Statements of Cash Flows (Unaudited), Continued

December 31, 2005 and 2004

(In millions of Korean Won and in thousands of U.S. dollars)

	Won			U.S. dollars
	2005		2004	2005	2004
Cash flows from investing activities:
Proceeds from disposal of utility plant	(Won)	65,382	16,311	64,543	16,102
Additions to utility plant		(3,642,281)	(3,329,195)	(3,595,539)	(3,286,471)
Receipt of construction grants		679,692	617,366	670,969	609,443
Proceeds from disposal of investment securities		658,624	813,558	650,172	803,117
Acquisition of investment securities		(11,629)	(5,783)	(11,480)	(5,709)
Collection of long-term loans		8,385	5,307	8,277	5,239
Increase in long-term loans		(38,275)	(36,591)	(37,784)	(36,121)
Acquisition of intangibles		(25,459)	(16,010)	(25,132)	(15,805)
Collection of short-term loans		10,874	9,336	10,734	9,216
Decrease in other non-current assets		5,189	7,427	5,122	7,332

Net cash used in investing activities		(2,289,499)	(1,918,274)	(2,260,117)	(1,893,656)

Cash flows from financing activities:
Proceeds from short -term borrowings		—	183,927	—	181,567
Proceeds from long-term debt		2,934,965	3,422,194	2,897,300	3,378,276
Repayment of long-term debt		(2,192,577)	(4,239,104)	(2,164,439)	(4,184,703)
Acquisition of treasury stock		—	—	—	—
Dividends paid		(723,876)	(661,360)	(714,586)	(652,873)
Payments under currency and interest rate swap contracts		(204,413)	(187,454)	(201,790)	(185,048)
Others		(129,180)	—	(127,522)	—

Net cash provided by (used in) financing activities		(315,080)	(1,481,797)	(311,037)	(1,462,781)

Net increase in cash and cash equivalents		(237,350)	79,046	(234,304)	78,032

Cash and cash equivalents, at beginning of the period		445,863	366,817	440,141	362,110

Cash and cash equivalents, at end of the period	(Won)	208,513	445,863	$205,837	440,141

*	Figures have been translated into U.S. dollars at the rate of KRW 1013.0 to US$1, the basic exchange rate at the end of year 2005.
*	Figures may not add up due to rounding.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Kwang-Choong Kim
Name:	Kwang-Choong Kim
Title:	Treasurer

Date: February 24, 2006